EXHIBIT 99.1
                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2001

                      COUPON PERIOD ENDING 21 JANUARY 2003


USD NOTES
-----------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                  COUPON PAYMENTS      PRINCIPAL      CHARGE
                              (USD)         BOND FACTOR    COUPON RATE        (USD)        PAYMENTS (USD)  OFFS (USD)
-----------------------------------------------------------------------------------------------------------------------
CLASS A1 NOTES                   0.00         0.000000%      0.00000%               0.00             0.00     0.00
CLASS A2 NOTES         366,808,738.86        57.938515%      2.03000%       2,136,629.80    45,049,650.57     0.00
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                  COUPON PAYMENTS      PRINCIPAL    CHARGE
                              (AUD)         BOND FACTOR    COUPON RATE        (AUD)        PAYMENTS (AUD)  OFFS (AUD)
-----------------------------------------------------------------------------------------------------------------------
CLASS A3 NOTES         200,000,000.00       100.000000%        5.31940%     2,681,560.55             0.00     0.00
CLASS B NOTES           33,600,000.00       100.000000%   Not Disclosed    Not Disclosed             0.00     0.00
CLASS C NOTES            4,500,000.00       100.000000%   Not Disclosed    Not Disclosed             0.00     0.00
--------------------------------------------------------------------------------------------------------------------

                                                                    31-DEC-02
POOL SUMMARY                                                            AUD
--------------------------------------------------------------------------------
Outstanding Balance - Variable Rate Housing Loans                   805,139,913
Outstanding Balance - Fixed Rate Loans                              131,737,743
Number of Loans                                                          10,421
Weighted Average Current LVR                                             56.90%
Average Loan Size                                                        89,903
Weighted Average Seasoning                                              50 mths
Weighted Average Term to Maturity                                      242 mths


PRINCIPAL COLLECTIONS                                                   AUD
--------------------------------------------------------------------------------
Scheduled Principal Payments                                       9,664,568.40
Unscheduled Principal Payments                                    85,642,949.81
Redraws                                                            9,498,659.98
Principal Collections                                             85,808,858.23


TOTAL AVAILABLE PRINCIPAL                                               AUD
--------------------------------------------------------------------------------
Principal Collections                                             85,808,858.23
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                         85,808,858.23
Outstanding Principal Draws From Previous Period                           0.00
Principal Distributed                                             85,808,858.23
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                   AUD
--------------------------------------------------------------------------------
Available Income                                                  17,533,532.27
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00
Total Available Funds                                             17,533,532.27


REDRAW & LIQUIDITY FACILITIES                                           AUD
--------------------------------------------------------------------------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00
--------------------------------------------------------------------------------



CPR
--------------------------------------------------------------------------------
                                              OCT-02      NOV-02       DEC-02
                                              ----------------------------------

                            1 MTH CPR         26.06%      27.47%       26.77%
--------------------------------------------------------------------------------


ARREARS
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                            % OF POOL
                           (BY NUMBER)
                           -----------
31 - 59 DAYS                  0.61%
60 - 89 DAYS                  0.14%
90+ DAYS                      0.14%

DEFAULTS*                     0.05%

LOSSES                         Nil

* Defaults are also included in the 90+ days arrears category.
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